April 30, 2009	Mark C. Amorosi D 202.778.9351 F 202.778.9100 mark.amorosi@klgates.com

VIA IDEA

Sonny Oh

Senior Counsel

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Responses to Comments on Post-Effective Amendment No. 22 to the Registration
Statement on Form N-1A of AXA Premier VIP Trust (File Nos. 333-70754; 811-10509)

Dear Mr. Oh:

On behalf of the above-referenced registrant, set forth below are the comments that you provided on March 19, 2009 concerning Post-Effective Amendment No. 22 to the Registration Statement on Form N-1A (the “Post-Effective Amendment”) of AXA Premier VIP Trust (the “Trust”), which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 2, 2009, and the Trust’s responses thereto. Your comments are set forth in italics and are followed by the Trust’s responses, which are reflected in Post-Effective Amendment No. 24 to the Trust’s Registration Statement on Form N-1A as filed with the SEC today. Unless otherwise noted, defined terms have the same meanings as in the Post-Effective Amendment.

GENERAL

1.	References to the NASD

Please confirm that any references to the National Association of Securities Dealers or “NASD” in the Registration Statement have been revised to reflect the establishment of the Financial Industry Regulatory Authority (see, e.g., first paragraph of page 58 of the Statement of Additional Information).

The Trust confirms that all references in the Registration Statement to the “National Association of Securities Dealers” and “NASD” have been revised to refer to the “Financial Industry Regulatory Authority.”

Sonny Oh

April 30, 2009

PROSPECTUSES

1.	Front Cover Page

On the front cover page of the prospectus for the Multimanager Portfolios and wherever else applicable in the prospectus, please confirm that all references to the new name of the Multimanager High Yield Portfolio have been revised (see, e.g., the last table of management fees for the Portfolio on page 66).

The Trust has revised all references to the Multimanager High Yield Portfolio to Multimanager Multi-Sector Bond Portfolio where appropriate.

2.	Introduction

(a)	In a prospectus for the Multimanager Portfolios included in a prior filing, the third sentence of the first paragraph of this section stated that “[e]ach portfolio is a diversified portfolio, except Multimanager Health Care Portfolio and Multimanager Technology Portfolio, which are non-diversified portfolios sometimes referred to as “sector portfolios.’” In the absence of any change in the investment objective or strategies for these Portfolios (see pages 7 and 33), please explain supplementally to the staff the legal and procedural basis upon which these two Portfolios are no longer considered non-diversified, sector portfolios.

The sub-classification of each Portfolio was changed from non-diversified to diversified by the Trust’s Board of Trustees. Under Section 13(a) of the Investment Company Act of 1940, as amended, a registered investment company may not change its sub-classification from diversified to non-diversified without the approval of a majority of the outstanding voting securities of the company. However, such approval is not required for a change in the sub-classification of the company from non-diversified to diversified, which was the case here. See Guidelines for the Preparation of Form N-8B-1, Investment Company Act Rel. No. 7221 (June 9, 1972).

(b)	With respect to the prospectus for the Multimanager Portfolios, please confirm that the disclosure change in the third paragraph of this section has been applied throughout the Registration Statement where appropriate (see, e.g., the first sentence under “The Sub-advisers” on page 44).

The Trust confirms that the change referenced in the staff’s comment has been made throughout the Registration Statement.

Sonny Oh

April 30, 2009

(c)	In the prospectus for the Multimanager Portfolios, please clarify that the Multimanager Multi-Sector Bond Portfolio is an exception to the general rule described in the second sentence of the fourth paragraph of this section.

The Trust has made the requested change.

3.	Goals, Strategies & Risks – Principal Investment Strategies

(a)	For the Multimanager Portfolios, please clarify the portfolio summary for each Portfolio to state that the Manager anticipates that each Portfolio will allocate approximately 50% of its assets to the Index Allocated Portion of the Portfolio.

The Trust has made the requested change.

(b)	For the Multimanager Portfolios, please confirm that the disclosure added to each portfolio summary describing the Index Allocated Portion also describes the types of investments represented in the particular index. For example, please compare the relevant disclosure for the Multimanager Aggressive Equity Portfolio (page 1) with that of the Multimanager Core Bond Portfolio (page 4) where the latter has more detail as to the types of investments included in the Barclays Capital U.S. Aggregate Bond Index. Please also confirm supplementally to the staff that the corresponding risks associated with any investments represented in a particular index that represent a principal risk for the Multimanager Portfolio invested pursuant to that index, in addition to the general “Index Fund Risk,” are disclosed as such under the “Principal Investment Risks” portion of each summary.

The Trust believes that the disclosure added to each portfolio summary describing the Index Allocated Portion also describes the types of investments represented in the particular index. The Trust also believes that the principal risk disclosure reflects each Portfolio’s investments in the securities represented in the relevant index.

(c)	For the Multimanager Aggressive Equity (page 1), Multimanager Large Cap Growth (page 14), Multimanager Mid Cap Value (page 20) and Multimanager Small Cap Growth (page 27) Portfolios, please add investment strategy disclosure that corresponds to the “Leverage Risk” disclosure that was added as a principal risk to each Portfolio’s portfolio summary.

The Trust has made the requested change.

Sonny Oh

April 30, 2009

(d)	For any Portfolio that has a principal investment strategy that includes investments in derivatives, please disclose the extent to which that Portfolio may invest in derivatives.

The Trust has made the requested change where applicable. The Trust notes that additional information regarding the extent to which each Portfolio may invest in derivatives is included in the Statement of Additional Information.

(e)	For any Multimanager Portfolio that has a principal investment strategy that includes investments in investment grade bonds, please disclose what, if any, actions are taken with respect to an investment in an investment grade bond when the bond’s issuer is downgraded.

The Trust has added disclosure to the Statement of Additional Information describing the actions that may be taken in response to a downgrade of an issuer of a bond held by a Portfolio.

(f)	Please disclose the extent to which the Multimanager Core Bond Portfolio (page 4) may invest in “junk bonds.”

The Trust has made the requested change.

(g)	For the Multimanager Large Cap Growth and Value Portfolios (pages 14 and 16) and the Multimanager Small Cap Value Portfolio (page 30), please clarify whether the Russell Index referenced in the first paragraph of each relevant portfolio summary as well as under “Key Terms” in the heading is a style-based (e.g., growth or value) index.

The Trust has not made any changes in response to this comment because the indices identified in the relevant portfolio summaries are the correct indices.

(h)	In the prospectus for the Allocation Portfolios, please disclose that “high yield bonds” and “high yield fixed income assets” are also known as “junk bonds.”

The Trust has made the requested change.

(i)	In the prospectus for the Target Allocation Portfolios, please disclose in footnote “**” to the allocation chart on page 1 that “high yield fixed income assets” are also known as “junk bonds.”

The Trust has made the requested change.

Sonny Oh

April 30, 2009

(j)	For the Target Allocation Portfolios, please reconcile the “Asset Class” categories provided on page 1 with the subheadings provided in “Information Regarding the Underlying Portfolios” table beginning on page 16.

The Trust has not made any changes in response to this comment because it believes that the current disclosure in footnote ** following the “Asset Class” table on page 1 addresses the staff’s comment.

4.	Goals, Strategies & Risks – Principal Investment Risks

(a)	In the prospectus for the Allocation Portfolios, please apply the changes made under “Risks Associated with Underlying Portfolios” for the AXA Conservative Allocation Portfolio on page 3 to the portfolio summaries for the other Allocation Portfolios given that each Allocation Portfolio invests in the asset category “Investment Grade Bonds.”

The Trust has made the requested change.

(b)	For the Allocation and Target Allocation Portfolios, please confirm supplementally to the staff that the principal risks under “Risks Associated with Underlying Portfolios” reflect all principal risks of the applicable Underlying Portfolios specific to each Allocation and Target Allocation Portfolio.

The Trust confirms its belief that the principal risk disclosure for each Allocation and Target Allocation Portfolio reflects the principal risks of investing in the Portfolio.

5.	Portfolio Performance

(a)	For the Multimanager Core Bond Portfolio on page 6 and each of the Allocation and Target Allocation Portfolios, please clarify in the portfolio summary or in the “Description of Benchmarks” section that the Barclays Capital U.S. Aggregate Bond Index was previously known as the Lehman Brothers U.S. Aggregate Bond Index.

The Trust has made the requested change.

(b)	For the Allocation and Target Allocation Portfolios, please explain the reasons for no longer using the index referenced in the relevant footnote for each Portfolio as the benchmark index for the Portfolio.

The Trust has made the requested change.

Sonny Oh

April 30, 2009

6.	Portfolio Fees and Expenses

(a)	For all Portfolios, please modify the last sentence of the preamble to the annual portfolio operating expense table to state that such fees may be imposed at the Contract level.

The Trust has reorganized the language in the preamble to clarify that the relevant statement refers only to fees imposed at the Portfolio level and that information about Contract fees and expenses may be found in the Contract prospectuses.

(b)	For all Portfolios, please modify the third sentence of the paragraph preceding the expense example given that many Contracts impose a contingent deferred sales charge.

The Trust has made the requested change.

(c)	For the Multimanager Portfolios, please confirm the accuracy of the absence of Acquired Fund Fees and Expenses from the fee table.

The Trust confirms the absence of disclosure about Acquired Fund Fees and Expenses from the fee table for each Multimanager Portfolio, other than the Multimanager Technology Portfolio, which currently reflects that this Portfolio incurred Acquired Fund Fees and Expenses of 1 basis point of the Portfolio’s average daily net assets.

(d)	For the Target Allocation Portfolios on page 7, please clarify the third bullet point in the expense example.

The Trust has made the requested change.

7.	Management Team – The Manager and the Sub-advisers

For the Multimanager Large Cap Growth Portfolio on page 54, please identify Mr. Sharps as the portfolio manager for T. Rowe Price Associates, Inc.

The Trust has made the requested change.

Sonny Oh

April 30, 2009

8.	Portfolio Services

Please reconcile the second to last paragraph before “Selling Restrictions” on page 74 of the prospectus for the Multimanager Portfolios with the corresponding disclosure on pages 46 and 30, respectively, of the prospectuses for the Allocation and Target Allocation Portfolios.

The Trust has made the requested change.

9.	How Portfolio Shares are Priced

Please clarify what “matrix pricing” is as provided in the last bullet point following the formula for net asset value.

The Trust has made the requested change.

STATEMENT OF ADDITIONAL INFORMATION

1.	Committees of the Board

Please disclose the number of meetings held in the past fiscal year by the Valuation Committee on page 41.

The Trust has not made any changes in response to this comment. The Valuation Committee is not a board committee and, therefore, the Trust does not believe the requested disclosure is required by Form N-1A.

2.	Control Person and Principal Holders of Securities

For the Target Allocation Portfolios, please provide, if applicable, disclosure corresponding to the 5% shareholder table for the Allocation Portfolios at the top of page 45.

The Trust has made the requested change.

Sonny Oh

April 30, 2009

PART C

1.	Item 24

Please confirm supplementally to the staff compliance with the disclosure requirements of Item 24.

The Trust believes that the disclosure included in response to Item 24 is responsive to the requirements of that item.

MISCELLANEOUS

Please provide “Tandy” representations and a response letter in the form of IDEA correspondence. However, please provide a response to Prospectus Comments 2(a) and 6(a)-(c) in the form of IDEA correspondence prior to the effective date of the filing.

This response letter and a “Tandy” letter have been filed in the form of IDEA correspondence with Post-Effective Amendment No. 24. In addition, a letter responding to the select comments noted above was filed with the SEC in the form of IDEA correspondence on March 30, 2009.

*            *            *            *             *

Should you have any further comments on these matters, or any questions, please contact Armando Capasso of AXA Equitable Life Insurance Company at (212) 314-2707, Andrea Ottomanelli Magovern at (202) 778-9178 or me at (202) 778-9351.

Sincerely,

/s/ Mark C. Amorosi

Mark C. Amorosi

cc:	Patricia Louie, Esq.

Armando Capasso, Esq.

AXA Equitable Life Insurance Company

Clifford J. Alexander

Andrea Ottomanelli Magovern

K&L Gates LLP